SECURITIES and EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D - Amendment No. 10
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Littlefield Corporation
(Name of Issuer)
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Common Stock, $0.001 Par Value per Share
7,999,624 shares outstanding
(Title of Class of Securities)
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537590101
(CUSIP Number - Note: NEW CUSIP)
==========================================
Jeffrey L Minch
816 Congress Avenue #1250
Austin, Texas 78701
512-476-5141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
==========================================
05/10/2001
(Date of Event, Which Requires Filing of this Statement)
==========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),
check the following box:   [  ] - box not checked.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


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CUSIP No.: 537590101
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1.   Names of reporting persons:  Jeffrey L Minch
     IRS Identification Nos. of above persons (entities only):  not applicable
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2.   Check the appropriate box if a Member of a Group:
     (a) [  ] - box not checked
     (b) [  ] - box not checked
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3.   SEC Use Only



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4.   Source of Funds: Personal Funds - "PF."
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5.   Check if disclosure of legal proceedings is required pursuant to Items
     2(d) [  ] or 2 (e) [  ] - neither box checked
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6.   Citizenship:  United States
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     Number of shares beneficially owned by each Reporting Person with:

7.   Sole voting power:          2,785,000 shares

8.   Shared voting power:                0 shares

9.   Sole dispositive power:     2,785,000 shares

10.  Shared dispositive power:           0 shares
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11.  Aggregate Amount beneficially owned by Reporting Person: 2,785,000 shares
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12.  Check if the aggregate amount in row 11. excludes certain shares
     [  ] box not checked
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13.  Percent of class represented by amount in row 11:  2,785,000 shares is
     35% of the total of 7,999,624 shares outstanding.
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14.  Type of reporting person:  The Reporting Person is an Individual - "IN."
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Amended Items only:

Item 5. Interest in Securities of the Issuer.

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Mr. Minch has previously announced his intention to purchase up to 40%
of the common stock of the issuer.

Mr. Minch owns 2,785,000 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 7,999,624 shares outstanding of common stock, $0.001 par value per share. Mr. Minch currently owns 35% of the common stock of the issuer.

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Securities acquired since the last 13D filing
Jeffrey L Minch

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Date            Amount        Price/share      Total price       Transaction
--------        ------        -----------      -----------       -----------
01/19/01	   200 	       $ 1.5625	       $    312.50           OM
01/19/01	 3,100 	         1.5625	          4,843.75           OM
01/19/01	   500 	         1.7500	            875.00           OM
01/19/01	   500 	         1.7500	            875.00           OM
01/19/01	   400 	         1.7500	            700.00           OM
01/19/01	   200 	         1.6875	            337.50           OM
01/19/01	   100 	         1.6875	            168.75           OM
01/19/01	   200 		 1.7500	            350.00           OM
01/19/01	 1,000 		 1.7500	          1,750.00           OM
01/19/01	 1,000 		 1.7500	          1,750.00           OM
01/19/01	 2,500 		 1.7500	          4,375.00           OM
01/19/01	   300 		 1.7500	            525.00           OM
01/19/01	 1,000 		 1.8750	          1,875.00           OM
01/19/01	   100 		 1.8750	            187.50           OM
01/19/01	 1,000 		 1.8750	          1,875.00           OM
01/19/01	 1,000 		 1.8750	          1,875.00           OM
01/19/01	   400 		 1.8750	            750.00           OM
01/19/01	   100 		 1.8125	            181.25           OM
01/19/01	   100 		 1.8125	            181.25           OM
01/19/01	 1,000 		 1.8125	          1,812.50           OM
01/19/01	   200 		 1.7500	            350.00           OM
01/19/01	   100 		 1.7500	            175.00           OM
01/19/01	   300 		 1.9062	            571.86           OM
01/19/01	   200 		 1.9062	            381.24           OM
01/19/01	   100 		 1.9062	            190.62           OM
01/19/01	   900 		 1.9062	          1,715.58           OM
01/19/01	 1,000 		 1.9062	          1,906.20           OM
01/19/01	 2,500 		 1.9062	          4,765.50           OM
01/23/01	 2,800 		 1.7500	          4,900.00           OM
01/23/01	   200 		 1.6250	            325.00           OM
01/24/01	   500 		 1.7500	            875.00           OM
01/25/01	   500 		 1.7500	            875.00           OM
01/30/01	 4,000 		 1.6250	          6,500.00           OM
01/30/01	   500 		 1.6875	            843.75           OM
01/30/01	 1,000 		 1.7500	          1,750.00           OM
01/30/01	 2,400 		 1.5937	          3,824.88           OM
01/30/01	   500 		 1.7500	            875.00           OM
01/31/01	   500 		 1.7500	            875.00           OM
02/02/01	   800 		 1.6875	          1,350.00           OM
02/02/01	   200 		 1.7500	            350.00           OM
02/08/01	 7,300 		 1.6875	         12,318.75           OM
02/08/01	 2,700 		 1.6562	          4,471.74           OM
02/08/01	 2,000 		 1.6875	          3,375.00           OM
02/15/01	 1,000 		 1.5000	          1,500.00           OM
02/15/01	 4,300 		 1.4375	          6,181.25           OM
02/15/01	 1,000 		 1.6250	          1,625.00           OM
02/15/01	 3,700 		 1.5625	          5,781.25           OM
02/15/01	 5,000 		 1.6250	          8,125.00           OM
02/15/01	 6,600 		 1.5000	          9,900.00           OM
02/16/01        10,000 		 1.6250	         16,250.00           OM
02/16/01	10,000 		 1.6093	         16,093.00           OM
02/16/01	 1,000 		 1.5625	          1,562.50           OM
02/16/01	12,200 		 1.5000	         18,300.00           OM
02/20/01	 5,000 		 1.5000	          7,500.00           OM
02/22/01	 2,600 		 1.5000	          3,900.00           OM
02/23/01	25,000 		 1.5000	         37,500.00           OM
02/26/01	 3,500 		 1.5000	          5,250.00           OM
02/27/01	 3,500 		 1.5000	          5,250.00           OM
03/01/01	 1,100 		 1.5000	          1,650.00           OM
03/12/01	   200 		 1.5625	            312.50           OM
03/12/01	   800 		 1.5507	          1,240.56           OM
03/15/01        70,000 		 1.5000	        105,000.00           OM
03/16/01	10,000 		 1.4970	         14,970.00           OM
04/10/01	 2,600 		 1.5000	          3,900.00           OM
04/10/01	   100 		 1.4700	            147.00           OM
04/10/01	 1,000 		 1.4500	          1,450.00           OM
04/10/01	   100 		 1.4300	            143.00           OM
04/10/01	 1,200 		 1.4000	          1,680.00           OM
04/10/01	   600 		 1.3500	            810.00           OM
04/10/01	   300 		 1.3100	            393.00           OM
04/10/01         1,000 		 1.5000	          1,500.00           OM
04/10/01	 1,000 		 1.3200	          1,320.00           OM
04/10/01	   100 		 1.4000	            140.00           OM
04/23/01	   200 		 1.7000	            340.00           OM
04/23/01	   300 		 1.6900	            507.00           OM
04/24/01	   700 		 1.7000	          1,190.00           OM
04/24/01	   300 		 1.6800	            504.00           OM
04/25/01	   600 		 1.7500	          1,050.00           OM
04/25/01	 3,700 		 1.7000	          6,290.00           OM
04/25/01	   700 		 1.6800	          1,176.00           OM
04/26/01	   700 		 1.9500	          1,365.00           OM
04/26/01	   600 		 1.9400	          1,164.00           OM
04/26/01	   700 		 1.9300	          1,351.00           OM
04/30/01	 8,000 		 1.8800	         15,040.00           OM
---------     ---------        ----------        -----------      --------
               246,900 		               $388,516.00


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May 10, 2001
Jeffrey L Minch
President/CEO

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